Exhibit 99.(a)(1)(g)

CONFIRMATION OF RECEIPT OF ELECTION FORM

This email confirms our receipt of your Election Form, which sets forth your election to exchange one or more of your Eligible Grants in the 2007 Sypris Stock Option Exchange Program. This email does not serve as a formal acceptance by Sypris of the Eligible Grants designated on your Election Form for exchange. The procedure for acceptance of Eligible Grants for exchange is described in the Offer to Exchange previously made available to you.

Your election to exchange your Eligible Grants may be withdrawn or changed at any time prior to 5:00 p.m. Eastern Time on June 12, 2007, the Expiration Date of the Offer to Exchange. Withdrawals must be submitted to the Company according to the instructions set forth in the Notice of Withdrawal.

You may email questions about the Offer to Exchange to andrea.luescher@sypris.com or call (502) 329-2029.